August 16, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:    Division of Investment Management

         Re:      Withdrawal of 485B Filing
                  Accession No. 0000088053-02-000834
                  ----------------------------------

Dear Sir or Madam:

     Please withdraw the above noted 485B filing. When this document was filed, it was missing the Statement of Additional Information. We will be refiling.

     Please contact me at (617) 295-2578 with any questions you may have concerning the foregoing.


                                                    Very truly yours,



                                                    /s/Linda DiSola
                                                    -----------------------
                                                    Linda DiSola
                                                    Manager - Edgar Group